GRAPHIC OMITTED [Grupo Financiero Galicia]

                          GRUPO FINANCIERO GALICIA S.A.
              "Company not adhered to the Optional Statutory System
          for the Mandatory Acquisition of Shares in a Public Offering"
          -------------------------------------------------------------

                     RESOLUTIONS OF THE SHAREHOLDERS MEETING

The resolutions adopted in the Ordinary Shareholders' Meeting of this Company that was held on April 29, 2008 at 11:00 a.m., is as follows:

FIRST ITEM OF THE AGENDA: "Appointment of two shareholders to sign the minutes":
Diego Milberg and Arturo E. Santillan were appointed to sign the minutes as per the following voting.

          Affirmative votes:            2.001.308.550   98,95918%
          Voluntary abstentions:           21.031.040    1,03993%
          Votes against                        18.060    0,00089%

SECOND ITEM OF THE AGENDA: "Consideration of the business state of affairs of Banco de Galicia y Buenos Aires S.A., and of the position to be adopted by Grupo Financiero Galicia S.A. on some matters to be considered at the next shareholders meeting of this controlled company."

It was approved that Grupo Financiero Galicia S.A. votes, at Banco de Galicia y Buenos Aires S.A.'s next Shareholders' Meeting to be held today, for the approval of the proposals made by Banco de Galicia's Board of Directors regarding the items 1, 2, 3, 5, 6, 7, 10 y 11;: in favor of approving the performance of the Board of Directors and of the Syndics' Committee; in favor of establishing nine (9) regular directors and five (5) alternate directors, and he shall vote for the re-election as regular directors, for a 3-year period, of Enrique Mariano Garda Olaciregui, Luis Maria Ribaya and Guillermo Juan Pando and to re-elect as regular syndics Norberto Corizzo, Raul Estevez and Adolfo Melian and to re-elect as alternate syndics Miguel N. Armando, Fernando Noetinger and Ricardo Bertoglio.

Results of voting were as follows:

          Affirmative votes:            1.924.352.490   95,15392%
          Voluntary abstentions:           69.146.911    3,41912%
          Votes against:                   28.858.249    1,42696%

THIRD ITEM OF THE AGENDA: "Consideration of the Balance Sheet, Financial statements, Income Statement, and other documents foreseen in section 234, subsection 1, of the Argentine

Commercial Companies Law, Annual Report and the Supervisory Syndic Committee Report, corresponding to the 9th fiscal year ended December 31, 2007."

It was unanimously approved that all such documents be considered as having been read.

The documents under analysis were approved, thus the result of the voting was as follows:

          Affirmative votes:            2.001.293.310   98,95843%
          Voluntary abstentions:           21.045.700    1,04065%
          Votes against:                       18.640    0,00092%

FOURTH ITEM OF THE AGENDA: "Treatment to be given to the fiscal year's results. Allocation to Discretionary reserve."

It was approved that that the results of Ps. 46,037,232.75 be allocated as follows: Ps. 2,301,861.64 to Legal Reserve according to what is established by Art. 70 of Law 19,550 and,Ps. 43,735,371.11 to the Discretionary Reserve in order to invest in projects of the Company and its subsidiaries and to foresee the payment of the loan used to subscribe shares in the capital increase of Banco Galicia.

The result of the voting was as follows:

          Affirmative votes:            2.001.305.310   98,95902%
          Voluntary abstentions:           21.033.700    1,04006%
          Votes against:                       18.640    0,00092%

FIFTH ITEM OF THE AGENDA: "Evaluation and approval of the Board of Directors and Supervisory Syndic Committee's performance."

The performance of the Board of Directors was approved. The performance of the Supervisory Syndics' Committee was also approved.

The result of the voting was as follows:

          Affirmative votes:            1.958.531.639   98,90672%
          Voluntary abstentions:           21.627.540    1,09220%
          Mandatory abstentions            42.177.171         --
          Votes against:                       21.300    0,00108%

At this item, the directors that are shareholders abstain to vote.

SIXTH ITEM OF THE AGENDA: "Determination of the Supervisory Syndic Committee's compensation."

It was approved to fix the compensation for the Supervisory Syndics' Committee in the amount of Ps.587,000.

The result of the voting was as follows:

          Affirmative votes:            2.000.712.460   98,92971%
          Voluntary abstentions:           21.622.700    1,06918%
          Votes against:                       22.490    0,00111%

SEVENTH ITEM OF THE AGENDA: "Examination of the compensation for the Board of Directors."

It was approved that, for the fiscal year under analysis, the directors receive a compensation of Ps.1.278.000, amount that includes salaries, social benefits and fees.

The result of the voting was as follows:

          Affirmative votes:            2.000.675.800   98,92789%
          Voluntary abstentions:           21.662.100    1,07113%
          Votes against:                       19.750    0,00098%

EIGHTH ITEM OF THE AGENDA: "Granting of authorization to the Board of Directors to make advance payments of directors fees to directors who, during the fiscal year started January 1st, 2008, qualify as "independent directors", ad-referendum of the resolution adopted at the shareholders' meeting when considering the documentation corresponding to such fiscal year."

It was resolved to authorize the Board of Directors to make advance payments on account of directors' fees to the directors that qualify as "independent directors", ad-referendum of the resolution taken at the Shareholders' Meeting that considers the documents corresponding to fiscal year started January 1, 2008.

The result of the voting was as follows:

          Affirmative votes:            2.000.601.990   98,92424%
          Voluntary abstentions:           21.657.700    1,07091%
          Votes against:                       97.960   0,000484%

NINTH ITEM OF THE AGENDA: "Determination of the number of directors and alternate directors and, if appropriate, election of such directors for the term set forth in the corporation's bylaws, until the total number of directors determined at the shareholders meeting is met."

It was approved to fix the number of regular directors in nine and in five the number of alternate directors. In addition, it was resolved to re-elect Messrs. Antonio R. Garces, Federico Braun and Silvestre Vila Moret as regular directors for a term of three years and Ms Maria Ofelia Hordenana de Escasany and Messrs Luis Sila Monsegur and Alejandro Maria Rojas Lagarde as alternate directors also for a term of three years.

It has been decided to establish the order referred to in section 13 of the Corporate Bylaws as follows: a) that the independent alternate directors replace the independent regular directors in the following order: Alejandro M. Rojas Lagarde and Luis S. Monsegur, b) that the rest of the alternate directors replace the rest of the regular directors in the following order: Pablo Gutierrez, Maria Ofelia H. de Escasany and Sergio Grinenco.

The result of the voting is as follows:

          Affirmative votes:            2.000.667.410   98,92750%
          Voluntary abstentions:           21.667.990    1,07142%
          Votes against:                       21.750    0,00108%

TENTH ITEM OF THE AGENDA: "Election of three syndics and three alternate syndics for a period of one year."

It was approved to appoint the lawyer Adolfo Melian and the public accountants Norberto Daniel Corizzo and Raul Estevez as regular syndics for a period of one year, and the lawyers Miguel Armando, Fernando Noetinger and Horacio Tedin as alternate syndics.

The result of the voting was as follows:

          Affirmative votes:            875.797.060     97,58499%
          Voluntary abstentions:         21.652.700      2,41263%
          Votes against:                     21.290      0,00237%

On this item, all shares are entitled to one vote per share.

ELEVENTH ITEM OF THE AGENDA: "Determination of the compensation corresponding to the independent auditors certifying the financial statements of the 2007 fiscal year."

It was approved that compensation for the accountant who certified the Financial Statements for fiscal year 2007 be fixed in Ps.420,000.

The result of the voting was as follows:

          Affirmative votes:            2.000.687.050   98,92846%
          Voluntary abstentions:           21.649.540    1,07051%
          Votes against:                       20.860    0,00103%

TWELFTH ITEM OF THE AGENDA: "Appointment of independent accountants -both permanent and substitute- to certify the financial statements of the fiscal year ending December 31, 2008."

It was approved the appointment of the accountants Santiago Jose Mignone and Diego Mariano Niebuhr as independent regular and alternate accountants, respectively. Both accountants are from Price Waterhouse & Co. S.R.L.

The result of the voting was as follows:

          Affirmative votes:            2.000.704.920   98,92933%
          Voluntary abstentions:           21.632.940    1,06969%
          Votes against:                       19.790    0,00098%

          It is attached herein the list of members of the Board of Directors, Supervisory Syndics' Committee and the accountants to certify the Financial Statements.

                   LIST OF MEMBERS OF THE BOARD OF DIRECTORS -
                      SUPERVISORY SYNDICS' COMMITTEE -
                             CERTIFYING ACCOUNTANTS

                                                                 Expiration of
Board of Directors                                               term of Office

President                Cdor. Antonio R. Garces                 April 29, 2011
Vice president           Ing. Federico Braun                     April 29, 2011
Directors                Lic. Abel Ayerza                        April 27, 2009
                         Lic. Eduardo Escasany                   April 26, 2010
                         Dr. C. Enrique Martin                   April 27, 2009
                         Cdor. Luis O. Oddone                    April 26, 2010
                         Lic. Pedro A. Richards                  April 26, 2010
                         Sr. Silvestre Vila Moret                April 29, 2011
                         Lic. Eduardo J. Zimmermann              April 27, 2009
Alternate Directors      Lic. Pablo Gutierrez                    April 27, 2009
                         Sra. Maria O. Hordenana de Escasany     April 29, 2011
                         Lic. Sergio Grinenco                    April 27, 2009
                         Dr. Alejandro M. Rojas Lagarde          April 29, 2011
                         Cdor. Luis S. Monsegur                  April 29, 2011

Supervisory Syndics'

Committee

Syndics                  Cdor. Norberto D. Corizzo               April 29, 2009
                         Cdor. Raul Estevez                      April 29, 2009
                         Dr. Adolfo H. Melian                    April 29, 2009
Alternate Syndics        Dr. Miguel N. Armando                   April 29, 2009
                         Dr. Fernando Noetinger                  April 29, 2009
                         Dr. Horacio Tedin                       April 29, 2009

Certifying Syndics       Price Waterhouse & Co. S.R.L.
Independent Accountant   Cdor. Santiago J. Mignone             December 31, 2008
Alternate Accountant     Cdor. Diego Mario Niebuhr             December 31, 2008

This constitutes an unofficial English translation of the original Spanish document, which Spanish document shall govern in all respects, including matters of interpretation